UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on January 27, 2026, entitled “Equinor ASA: Share buy-back – fourth tranche for 2025”.

Equinor ASA: Share buy-back – fourth tranche for 2025

Please see below information about transactions made under the fourth tranche of the 2025 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the buy-back tranche was announced: 29 October 2025.

The duration of the buy-back tranche: 30 October 2025 to no later than 2 February 2026.

Further information on the tranche can be found in the stock market announcement on its commencement dated 29 October 2025, available here: https://newsweb.oslobors.no/message/658157

From 19 January to 23 January 2026, Equinor ASA has purchased a total of 1,398,655 own shares at an average price of NOK 248.9474 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Daily weighted average share price (NOK)	Total daily transaction value (NOK)

19 January	OSE	284,405	248.3750	70,639,091.88
	CEUX
	TQEX

20 January	OSE	282,350	247.8143	69,970,367.61
	CEUX
	TQEX

21 January	OSE	276,200	251.4494	69,450,324.28
	CEUX
	TQEX

22 January	OSE	278,500	248.7488	69,276,540.80
	CEUX
	TQEX

23 January	OSE	277,200	248.3952	68,855,149.44
	CEUX
	TQEX

Total for the period	OSE	1,398,655	248.9474	348,191,474.00
	CEUX
	TQEX

Previously disclosed buy-backs under the tranche	OSE	15,111,541	237.6938	3,591,919,246.44
	CEUX
	TQEX
	Total	15,111,541	237.6938	3,591,919,246.44

Total buy-backs under the tranche (accumulated)	OSE	16,510,196	238.6471	3,940,110,720.44
	CEUX
	TQEX
	Total	16,510,196	238.6471	3,940,110,720.44

Following completion of the above transactions, Equinor ASA owns a total of 59,169,196 own shares, corresponding to 2.31% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 49,832,506 own shares, corresponding to 1.95% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix: A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: January 27, 2026	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer